06013667

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

***By Airmail***

15th May, 2006.

Attn: Filing Desk - Stop 1-4

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAY 22 2006
WASH. D.C. 185 SECTION

Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 9th May 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 15th May 2006, confirming that, as at 18th January 2006, Cater Allen International Limited decreased its interests such that it ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each. The original notification was lost in transmission to EMI Group plc.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

PROCESSED
MAY 25 2006
THOMSON
FINANCIAL

dw 5/24

**EMI Group plc** 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

EMI

**VIA PR NEWSWIRE DISCLOSE**

ER 06/41

Company Announcements Office,
London Stock Exchange.

15th May, 2006.

**EMI GROUP PLC**
**Holding in Company**

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Cater Allen International Limited, a subsidiary of Abbey National Treasury Services plc, in a copy of a letter dated 18th January 2006 and received by fax on 12th May 2006, that as of 18th January 2006 Cater Allen International Limited decreased its holding such that it ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each. The original notification was lost in transmission to EMI Group plc.